July 28, 2020




Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re:     Guggenheim Defined Portfolios, Series 2033
        File Nos. 333-239557 and 811-03763

Dear Mr. Fess:

        On June 30, 2020, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 2033, a unit investment trust that consists of the Blue Chip Value
Portfolio, Series 1 (the    trust   ). We have reviewed the registration
statement, and have provided
our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary     Principal Investment Strategy

1.     The first paragraph in this section states that the trust seeks to
provide    a portfolio of
value securities that the sponsor believes are issued by large-cap, high quality U.S. companies.
Please define    value securities.

Investment Summary     Security Selection

2.       The first bullet point states that the construction of the trust   s
portfolio begins with an
initial universe of value stocks in the Russell Large-Cap Index. Please disclose how the trust determines that a stock in the Index is a value stock. Additionally, please disclose the actual name of the Russell Large-Cap Index, e.g., the Russell 1000 Index. Finally, please provide a market cap range for the stocks in the Index.
 Eric F. Fess, Esq.
July 28, 2020
Page 2


3.      The fourth bullet point in this section states that the sponsor    may
screen for companies
with a history of (and prospects for) above average growth of sales, earnings and dividends.
Please explain to us why the sponsor may screen for characteristics typically associated with growth stocks in a portfolio that seeks to invest in value stocks.

Investment Summary     Principal Risks

4. Please provide an expanded disclosure of REITs addressing the current conditions involving these investments.

GENERAL COMMENTS

5. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

6. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                        *******

         In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.


Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel


cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief